SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on June 22, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

RELEVANT FACT

June 22, 2009 (01 pages)

For further information, please contact:

Norair Carmo Ferreira

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: ri.telefonicabr@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – June 22, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in accordance to CVM’s instruction 358, of January 03, 2002, announces that the Company noted, this Monday (June 22), for the publish on the Official Gazzete, of the decision of Agência Nacional de Telecomunicações (Anatel), determining, among other issues, that the Company suspends, temporarily, the sales of Speedy Service.

Telesp informs that is not aware of the terms of the process in procedural steps on Anatel, and haven’t received already a copy of its release and reasons of the act, and for this reason will wait the official receiving, and will analyze the content of the decision, considering the consequences to its clients, employees, suppliers and shareholders, before pronounce on a more extensive way regarding the matter.

The Company informs that the above mentioned matter will not impact or stop the provision of the service to the current users of Speedy Service, and also reinforces its permanent respect to the institutions and Brazilian law and telecommunications sector rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 22, 2009	By:	/s/ Norair Ferreira do Carmo
Name: Norair Ferreira do Carmo
Title: Investor Relations Director